SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONIC CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,	835451105
Par Value $0.01 per share	(CUSIP Number of Class of Securities
(Title of Class of Securities)	(Underlying Common Stock))

Paige S. Bass, Esq.
Vice President, General Counsel and Assistant Corporate Secretary
Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
(405) 225-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

John J. Cannon III, Esq.
John A. Marzulli, Jr. Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-8159 and (212) 848-8590

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,773,334	$1,195.94

*
Estimated solely for purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer.

These options cover an aggregate of 2,341,179 shares of the issuer’s common stock and have an aggregate value of $16,773,334 as of March 26, 2010, calculated based on a Black-Scholes option pricing model.

**
The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation.  The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,195.94	Filing Party:	Sonic Corp.
Form of Registration No.:	005-41654	Date Filed:	March 31, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 31, 2010, as amended and supplemented through the date hereof (the “Schedule TO”), relating to an offer (the “Exchange Offer”) by Sonic Corp., a Delaware corporation (the “Company” or “Sonic”), to certain eligible employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase up to 2,341,179 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 4 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits are not included herein.  This Amendment No. 4 is the final amendment to the Schedule TO and is being filed to report the results of the Exchange Offer.  This Amendment No. 4 should be read in conjunction with the Schedule TO.  This Amendment No. 4 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

ITEM 4	TERMS OF THE TRANSACTION

The Exchange Offer expired at 4:00 p.m., Central Time, on April 29, 2010.  Pursuant to the Exchange Offer, eligible stock options to purchase up to 2,129,031 shares of Common Stock, were tendered, representing 91% of the total stock options eligible for exchange in the Exchange Offer.  On April 29, 2010, the Company granted replacement options to purchase up to an aggregate of 1,107,788 shares of Common Stock.  The exercise price of the replacement options is $13.20, which is 110% of the closing price of the Common Stock on April 29, 2010 as reported by the NASDAQ Global Select Market.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONIC CORP.

By:	/s/ Stephen C. Vaughan
Stephen C. Vaughan
Executive Vice President and Chief Financial Officer

Date:           April 30, 2010